UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

U.S. Geothermal Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90338S102
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]         Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]         Rule 13d-1(d)

CUSIP No. 90338S102	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS AGF Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,203,762
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,203,762

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,203,762

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%

12	TYPE OF REPORTING PERSON OO

CUSIP No. 90338S102	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS AGF Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,203,762
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,203,762

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,203,762

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 90338S102	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer:
U.S. Geothermal Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
1505 Tyrell Lane
Boise, Idaho 83706

Item 2.	(a)	Name of Persons Filing:
AGF Management Limited and AGF Investments Inc.

	(b)	Address of Principal Business Office or, if none, Residence:
P.O. Box 50
Toronto Dominion Bank Tower, 31st Fl, Toronto, CANADA M5K 1E9

	(c)	Citizenship
Canadian

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
90338S102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.

	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

	(g)	[x]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d–1(b)(1)(ii)(J).

	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

CUSIP No. 90338S102	Page 5 of 7 Pages

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(K), please specify the type of institution: ______________________________.

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:
5,203,762

	(b)	Percent of Class
5.8%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
0

(ii) shared power to vote or to direct the vote:
5,203,762

(iii) sole power to dispose or to direct the disposition of:
0

(iv) shared power to dispose or to direct the disposition of:
5,203,762

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

AGF Investments Inc. is 100 percent (directly or indirectly) owned by AGF Management Limited.

CUSIP No. 90338S102	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2013

AGF MANAGEMENT LIMITED

By:	/s/ Jacqueline Sanz
	Name:	Jacqueline Sanz
	Title:	Vice President, Corporate Compliance and
Oversight, Chief Privacy Officer

AGF INVESTMENTS INC.

By:	/s/ Jacqueline Sanz
	Name:	Jacqueline Sanz
	Title:	Vice President, Corporate Compliance and
Oversight, Chief Privacy Officer

CUSIP No. 90338S102	Page 7 of 7 Pages

Exhibit 1

JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, each of the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of U.S. Geothermal Inc. and further agree to the filing of this Agreement as part of this filing.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file with the Securities and Exchange Commission on its behalf any and all amendments to such Statement on Schedule 13G.

Executed as of 30th of January, 2013.

AGF MANAGEMENT LIMITED

By:	/s/ Jacqueline Sanz
	Name:	Jacqueline Sanz
	Title:	Vice President, Corporate Compliance and
Oversight, Chief Privacy Officer

AGF INVESTMENTS INC.

By:	/s/ Jacqueline Sanz
	Name:	Jacqueline Sanz
	Title:	Vice President, Corporate Compliance and
Oversight, Chief Privacy Officer